SUB-ITEM 77(H)
                                CHANGE IN CONTROL

Upon the reorganization of Short-Intermediate Income Fund, Inc. with and into the Fund on September 23, 2002, Brown Advisory & Trust Company, for the benefit of its clients, acquired approximately 63% of the Fund. Prior to September 23, 2003, Forum Financial Group, LLC seeded the Fund to approve the Registrant's Agreement with Brown Investment Advisory Inc. and, as a result, owned 100% of the Fund.


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